Exhibit 4

THIRD AMENDED AND RESTATED

DIVIDEND REINVESTMENT AND

COMMON STOCK PURCHASE PLAN

(effective as of August 11, 2017)

1. The purpose of the Plan is to provide shareholders and others with a simple and convenient method of purchasing shares of common stock, without par value (the “Common Stock”) of Connecticut Water Service, Inc. (the “Company”) and either investing cash dividends, or investing cash dividends and optional cash payments, in additional shares of Common Stock without payment of any brokerage commission. Participants may also deposit stock certificates with the Plan’s Agent, Broadridge Corporate Issuer Solutions, Inc. (or such other administrative agent that the Company may appoint from time to time), for safekeeping.

2. A shareholder, customer, employee or other person described in Section 5 who participates in the Plan (a “Participant”) will obtain the following advantages:

(a) Participants may have all or a percentage (50% or any higher even multiple of 10%) of their cash dividends on shares of Common Stock registered in their name and all cash dividends on shares credited to their Plan account automatically reinvested in Common Stock at 100% of the market price subject to discount as provided in Section 13 hereof. No commission or service or other change will be paid by Participants in connection with the dividend reinvestment option of the Plan.

(b) The Plan gives Participants a convenient, systematic way of purchasing shares of the Company’s Common Stock. Participants may, in addition, invest monthly in additional shares of Common Stock by making optional cash payments of at least $50 and not exceeding $17,500 per calendar quarter. The purchase price of the shares purchased with optional cash payments pursuant to the Plan will be 100% of such market price subject to discount as provided in Section 13 hereof. Optional cash payments may be made by check or automatic account withdrawal.

(c) Residential customers of the Water Companies, including all members of households served by the Water Companies, and full-time employees of the Water Companies who (in either case) reside in states in which the Water Companies conduct business or have operations who do not presently own shares of Common Stock may become Participants by making an initial cash investment of at least $50 to purchase shares under the Plan.

(d) A Participant will pay no brokerage commissions or service charges in connection with purchases made under the Plan.

(e) The Company may, from time to time, make shares available to Plan Participants at a discount from market prices, as more fully described in Section 13 below.

(f) A Participant’s funds will be fully invested because the Plan permits fractions of shares to be credited to a Participant’s account. Dividends on such fractions will be reinvested in additional shares or fractions thereof and such shares credited to a Participant’s account.

(g) Participants can own and transfer shares of Common Stock without holding certificates for shares purchased through the Plan. In addition, since the Agent that administers the Plan holds and acts as custodian of shares purchased under the Plan, a Participant may also elect to deposit certificates for shares of Common Stock held in his or her name with the Agent. This relieves a Participant of the responsibility for the safekeeping of certificates and protects such Participant against loss, theft, or destruction of such certificates.

(h) Regular statements of account will provide Participants with a record of each transaction to simplify recordkeeping.

(i) A Participant may choose to establish an Individual Retirement Account (“IRA”) through a custodian and to contribute or roll over amounts to the IRA through a Plan account.

3. Broadridge Corporate Issuer Solutions, Inc. has been designated by the Company as the agent for the Company (“Agent”) to administer the Plan for Participants, to purchase and hold shares of Common Stock acquired through the Plan, to maintain records, to send statements of account to Participants, and to perform other duties relating to the Plan.

4. Shares purchased for a Participant will be held by or through the Agent until termination of participation in the Plan or until a written request is received from the Participant for withdrawal of all or part of such Participant’s shares. Shares purchased under the Plan and held by the Agent will be registered in its name or the name of one of its nominees. The Company may replace the Agent at any time. In the event that the Agent should cease to administer the Plan, the Company will make such other arrangements as it deems appropriate for the administration of the Plan.

5. The following persons are eligible to participate in the Plan (each, a “Participant”):

(a) Shareholders. All record owners of the Company’s Common Stock are eligible to participate in the Plan (“Record Shareholders”). Beneficial owners of Common Stock who hold their shares through a bank, broker, nominee, or trust, etc., must either become a shareholder of record in their own name, or make appropriate arrangements, if possible, with their bank, broker, nominee or trust to enroll in the Plan, or enroll as an “Other Person” as described below.

(b) Customers. All residential customers of the Company’s regulated water subsidiaries, The Connecticut Water Company (“CWC”), The Maine Water Company (“MWC”), the Heritage Village Water Company (“HVWC”), the Avon Water Company (“AWC”) and any other regulated water utility owned by the Company or CWC (each a “Water Company”, and collectively, the “Water Companies”) are eligible to participate in the Plan, as well as all members of households served by the Water Companies. Water consumers in the franchise territories served by the Water Companies who are not Customers, such as renters and condominium owners, may participate in the Plan, except that groups of individuals such as tenant associations are not eligible to participate as Customers. All Customer Participants must reside in a state in which a Water Company does business or has operations. Business customers of the Water Companies are not eligible to participate in the Plan. Customers and household members described in this subsection (b) who are eligible to participate in the Plan are herein referred to as “Customers”.

(c) Employees. All full-time employees of the Water Companies (referred to herein as “Employees”) are eligible to participate in the Plan.

(d) Other Persons. Any individual person who is not currently a record shareholder of the Company’s Common Stock or a Customer or Employee (as defined in Sections 5(b) and 5(c) above) (“Other Person”), may elect to enroll in the Plan by following the enrollment procedures described in Sections 6 and 7 below and making payment to the Agent of an initial cash investment of not less than $500, payable in accordance with Section 6 below using one of the payment methods described in Section 18 below.

A Record Shareholder, Customer, Employee or Other Person may enroll under the Plan in his or her own name, in the joint name of the Record Shareholder, Customer, Employee or Other Person and another person, or in his or her name as custodian or trustee for another person, by marking the Direct Share Purchase and Sale Program Enrollment Form (the “Enrollment Form”) in the appropriate manner. In certain cases, Participants may also enroll under the Plan in the name of the trustee of an IRA for the benefit of the Participant.

6. A Record Shareholder, Customer, Employee or Other Person may join the Plan at any time by completing and signing an Enrollment Form and returning it to the Agent. Enrollment Forms will be provided from time to time to all non-participating shareholders and Customers and Employees and may also be obtained at any time by telephone or written request to the Agent or to the Secretary of the Company, or at the Plan Agent’s website at http://shareholder.broadridge.com/ctwater/.

A Customer or Employee need not be a Record Shareholder of Common Stock but, by executing the Enrollment Form, agrees to have at least $50 of Common Stock purchased on his or her behalf as of the Investment Date said Participant is enrolled in the Plan, at a price equal to 100% of the applicable market price (subject to discount under Section 13 hereof), and must acknowledge that he or she is a resident of a state in which a Water Company does business or has operations. Each Enrollment Form for a Customer or Employee who is not a registered shareholder must be accompanied by a check for at least $50. A shareholder account will be opened by the Agent for Customers and Employees who become new shareholders as a result of their purchase of Common Stock under the Plan. The account will be opened in accordance with the instruction of the Customer or Employee on the Enrollment Form. The Company will pay a flat fee of $5.00 to open an account for a Participant.

Any Other Person may open an account as a Participant by completing and mailing an Enrollment Form along with a check made payable to “Broadridge” to the Plan’s Agent as follows:

Regular Mail	Overnight Mail
Broadridge Shareholder Services c/o Broadridge Corporate Issuer Solutions P.O. Box 1342 Brentwood, NY 11717-0718	Broadridge Shareholder Services c/o Broadridge Corporate Issuer Solutions 1155 Long Island Avenue Edgewood, NY 11717-8309 ATTN: IWS

New Participants may also opt to enroll online through the Plan Agent’s website at http://shareholder.broadridge.com/ctwater/.

A Participant must furnish his or her federal tax identification number to the Agent when opening a Plan Account. Where the Common Stock is registered in more than one name (i.e., joint tenants, trustees, etc.), all registered holders must sign the Enrollment Form. All joint accounts will be “Joint Tenants” unless otherwise instructed by the Customer or Employee.

A person returning a signed Enrollment Form, and who wishes partial reinvestment, must check the “Partial Automatic Dividend Reinvestment” box and indicate the percentage (50% or any higher even multiple of 10%) of dividends on shares registered in the Participant’s name which the Participant wishes to reinvest; otherwise, all dividends or shares registered in the Participant’s name will be reinvested. A Participant automatically continues in the Plan unless he or she notifies the Agent in writing that he or she wishes to withdraw. A Participant who ceases to be a Customer or Employee of the Water Companies may continue to participate in the Plan as long as at least one whole share of Common Stock is registered in the Participant’s name or held through the Plan. Current Participants do not need to complete and return a new Enrollment Form unless they wish to change their method of participation.

7. If the Enrollment Form is received less than five (5) business days prior to the record date for determining the holders of Common Stock entitled to the next dividend, the Participant will be enrolled as of the next dividend payment date and reinvestment of dividends will commence with the next dividend. The record dates for dividends are normally on or around the 1st day of March, June, September, and December and the dividend payment dates are normally on the 15th day of said months.

The “Investment Date” with respect to reinvestment of dividends will normally be the dividend payment date. The “Investment Date” with respect to purchases of additional shares of Common Stock with funds provided by optional cash payments will be the “Optional Cash Investment Date” which will normally be the fifteenth (15th) day of each month. If such a day falls on a Saturday, Sunday or other day on which the Nasdaq Stock Market, LLC is closed, or on which trading is suspended, the Investment Date (and when applicable the dividend payment date) will normally be the next trading day.

If the Enrollment Form is received by the Agent less than five (5) days prior to the record date for the next dividend, the Participant’s enrollment will not start until the second succeeding dividend payment date. For example, in order to invest the quarterly dividend expected to be payable on March 15th to shareholders of record on March 1st, or to have optional cash payments received with an Enrollment Form invested on or around March 15th, a Participant’s Enrollment Form must be received by the Agent no later than February 24th. If the Enrollment Form is received after February 24th, the dividend payable on March 15th will be paid in cash and the Participant’s reinvestment of dividends will commence with the next dividend payment date (expected to be June 15th).

Optional cash payments may be made when enrolling by enclosing with the Enrollment Form a check payable to the Agent (in an amount not less than $50).

8. The Enrollment Form permits a Participant, by checking the “Full Dividend Reinvestment” box, to direct the Agent to invest in additional shares of Common Stock all of the cash dividends on the shares registered in his or her own name, as well as all dividends on shares credited to his or her account under the Plan, and to invest optional cash payments (from a minimum of $50 per month to a maximum $17,500 per calendar quarter), if any, which the Participant chooses to make. Alternatively, if the “Partial Dividend Reinvestment” box on the Enrollment Form is checked, a percentage of dividends, indicated by the Participant on the Enrollment Form (50%, 60%, 70%, 80% or 90%), on shares registered in the Participant’s name will be invested in additional shares of Common Stock, as well as all dividends on shares credited to the Participant’s account and optional cash payments (of a minimum of $50 per month to a maximum $17,5000 per calendar quarter), if any. A Customer or Employee must direct the Agent to purchase shares of Common Stock with the minimum initial investment enclosed with the Enrollment Form. Customers or Employees may also select the full or partial reinvestment option. A shareholder, Customer or Employee may not participate in the Plan solely with respect to optional cash payments. At least 50% of dividends on shares registered in the Participant’s name and all dividends on shares credited to a Participant’s account must be reinvested under the Plan.

Once a Participant elects reinvestment, cash dividends paid on shares of Common Stock registered in such Participant’s name or held in such Participant’s account will be reinvested in additional shares of Common Stock. If a Participant specifies partial reinvestment, that portion of such dividend payment not being reinvested will be sent to such Participant by check in the usual manner or, if the Participant elects the direct dividend deposit option, a deposit will be transmitted electronically to the Participant’s bank account on the same day dividends are paid. Participants may elect the direct dividend deposit option by completing and signing a Direct Dividend Deposit Form and returning it to the Agent with the information requested by the Form. In order for the direct dividend deposit to be effective as to any dividend payment date, the Form must be received by the Agent at least thirty (30) days prior to the dividend payment date. Direct dividend deposits may be terminated at any time by the Participant by written notice to the Agent. Any such request must be made on or before the fifth (5th) day of the applicable month (March, June, September or December) to be effective as to that dividend payment date.

Participants may contact the Company at 860-664-6015 or visit the Plan Agent’s website at http://shareholder.broadridge.com/ctwater/ to obtain a Direct Dividend Deposit Form.

A Participant may elect to deposit certificates with the Agent for safekeeping and may elect to reinvest dividends on all or a portion of such shares or to receive dividends in cash.

No matter which of the above options is chosen, all shares purchased under the Plan and held in the Plan account will be subject to automatic dividend reinvestment and the dividends on all such shares will automatically be reinvested in Common Stock as selected in a Participant’s Enrollment Form at a price equal to 100% of the applicable market price (subject to discount under Section 13 hereof).

9. If a Participant after enrollment wishes to change his or her method of participation, an additional Enrollment Form must be executed and returned to the Agent as specified in Section 6. Participants who wish to change the percentage of dividends reinvested with respect to shares registered in their names must also execute and return to the Agent an additional Enrollment Form. If a Participant changes the percentage of his or her dividends that is to be reinvested with respect to shares registered in his or her name by submitting a later-dated Enrollment Form, the later-dated Enrollment Form must be received five (5) business days prior to the record date for the next dividend in order for the updated Enrollment Form to take effect as of the next dividend payment date. If the updated Enrollment Form is received after the record date for the next dividend, the percentage of such dividends reinvested on the next dividend payment date will be the percentage indicated on the original Enrollment Form.

10. The risk to Record Shareholders, Customers, Employees and Other Persons who participate in the Plan is the same as with any other investment in shares of Common Stock of the Company. It should be recognized that a Participant who purchases Common Stock under the Plan loses any advantage otherwise available from being able to select the timing of his or her investment. It should also be recognized that, like any investment, the Company cannot assure the Participant of a profit or protect the Participant, against a loss on the shares purchased or sold under the Plan. The Plan does not represent a change in the Company’s dividend policy or a guarantee of future dividends.

11. The Company has the option to issue new Common Stock or direct the Agent to purchase Common Stock on any national securities exchange where the shares are traded or in privately negotiated transactions on terms relating to price, delivery, etc. as may be agreed to by the Agent. If Common Stock is purchased in the open market, neither the Participants nor the Company will have the authority or power to direct the time or price at which shares may be purchased or the selection of the broker or dealer through or from whom such purchases will be made. The Company may not change its determination that shares of Common Stock will be purchased directly from the Company or on the open market more than once in any three-month period, except that if the Company has determined that shares of Common Stock are to be purchased in the open-market and if the broker or dealer through or from whom such purchases are to be made determines in its sole judgment that sufficient additional open-market purchases are not practicable or could have a material impact on the market price of the Company’s Common Stock, said broker or dealer may request that the Company sell directly to the Agent that number of newly-issued shares of Common Stock necessary to meet the Plan’s share purchase requirements for the applicable Investment Date. The Company, in its sole discretion, shall decide whether or not to sell such newly-issued shares to the Agent. If the Company determines not to issue new shares of Common Stock under the Plan and applicable law or the closing of the securities markets requires temporary curtailment or suspension of open-market purchases of shares of Common Stock, the Agent is not accountable for its inability to make purchases at such time. If a sufficient number of shares of Common Stock is not available for purchase for a period of thirty (30) days, the Agent will promptly mail to Participants a check for the amount of any unapplied funds in their Plan accounts.

12. The number of shares to be purchased depends on the amount of the Participant’s dividend or optional cash payments, or both, and the price of the Common Stock. The Participant’s account will be credited with a number of shares, including fractions computed to four decimal places, equal to the total amount invested divided by the purchase price. Thus, the shares purchased for a Participant under the Plan will be held separately from the shares of Common Stock which the Participant purchases (or has previously purchased) outside the Plan and holds in his or her own name. A Participant may not specify the number of shares to be purchased or the price at which shares are to be purchased, or otherwise seek to restrict or control purchases made pursuant to the Plan.

13. The purchase price per share of Common Stock which the Agent, at our direction, purchases in the open market or in privately negotiated transactions will be the weighted average price of such Common Stock purchased by the Agent for the Plan with respect to the relevant Investment Date. No discounts will be applied to share purchases made by the Agent in the open market or in privately negotiated transactions.

The purchase price per share of any newly-issued shares of Common Stock purchased directly from the Company through the Plan on any Investment Date (whether funded by reinvested dividends, optional cash payments or initial cash payments) will be 100% of the fair market value of the shares as of the Investment Date, which for this purpose will be the average closing price of the Company’s Common Stock on the Nasdaq Stock Market, LLC (or any other national securities exchange on which the Common Stock is then traded) System on the last five (5) trading days ending with, and including, the Investment Date. In the event that both open market purchases and original issue purchases from the Company are made from dividends and/or optional cash payments, such combination of shares will be allocated to each individual Participant’s account on a pro rata basis or otherwise in the discretion of the Company.

Subject to certain limitations, the Company may, from time to time, offer shares to Plan participants at a discount (ranging from 0.00% up to 5.00%) from the purchase prices described above, unless such shares are purchased in the open market or a privately negotiated transaction. Each quarter, not later than three (3) business days prior to the record date for dividends on our Common Stock, the Company will establish any discount applicable to reinvested dividends, optional cash purchases or initial investments no later than three (3) business days before each applicable Investment Date. While a discount from market prices of up to 5.00% may be established from time to time, the granting of a discount at one time or on one or more of our Plan’s investment features will not insure the availability of a discount or the same discount at another time. At any time, we may, without prior notice to you, lower, increase or eliminate any discount.

The following conditions will apply if and when the Company offers shares at a discount: (i) the Company may limit the number of shares offered at the discounted price; (ii) the Company may limit the time period during which the discounted price is in effect (but in no event will the time period be less than ninety (90) days); (iii) if a Participant purchases shares at the discounted price and subsequently withdraw shares from his or her Plan account within six (6) months after the date of purchase, the Participant will be charged a withdrawal fee equal to the applicable per share reduction in purchase price on all shares withdrawn (up to a maximum of the number of shares purchased at the discounted price). The withdrawal fee will be charged against the Participant’s Plan account at the time of withdrawal, and will also apply to any purchases of shares made at the discounted price through automatic dividend reinvestment and employee payroll deductions (if applicable) during the six (6) month period before the date of withdrawal.

The Agent will make every effort to invest funds in Common Stock as soon as practicable on or after each Investment Date. Shares acquired in the open market or from private sources will be purchased as soon as practicable by the Agent beginning on the relevant Investment Date and in no event later than thirty (30) days after the relevant Investment Date, except where and to the extent necessary under any applicable federal securities laws or other government or stock exchange regulations, and except that the Agent may institute purchase transactions for the investment of dividends prior to the actual payment of dividends in order to minimize, to the extent possible, the delay between the payment of dividends and the settlement of purchase transactions.

The Company reserves the right in its sole discretion to refuse to make any shares available for purchase under the Plan if such average market price is less than the Company’s equity per Common Stock (book value) as determined by the Company from time to time. Shares acquired from the Company will be purchased for Participants’ accounts as of the close of business on the relevant Investment Date. Dividend and voting rights will normally commence on settlement, which is normally three (3) business days after purchase, whether from the Company or any other source.

14. On each Optional Cash Investment Date as defined in Section 7 (or as soon as practicable thereafter) the Agent will apply all optional cash payments received at least five (5) business days prior to said Optional Cash Investment Date to the purchase of additional shares of Common Stock. All optional cash payments are considered final and will be invested as scheduled. Each optional cash payment must be at least $50 and optional cash payments may not exceed $17,500 in any calendar quarter. Provisions applicable to foreign Participants are set forth under Section 38. The Company reserves the right to limit the number of shares of Common Stock to be purchased through optional cash purchases and initial investments to 100,000 shares per year. All payments accompanying requests to purchase Common Stock received through the close of business on the date the 100,000 annual share limit is reached will be honored. All payments received after that time will be returned.

The Company reserves the right, in its sole discretion, to waive the annual share limit and/or to reduce or increase such annual share limit. There is no limit to the number of shares of Common Stock to be purchased with reinvested dividends, subject to the Company’s dividend policies in effect from time to time.

The Agent will also invest in additional shares of Common Stock, as of each dividend payment date, all cash dividends on shares credited to a Participant’s account and all (or, if partial reinvestment is specified, a percentage equal to 50% or any higher even multiple of 10%) of the cash dividends on shares of Common Stock held by such Participant.

15. More than one optional cash payment may be made in each month, but the aggregate of such payments may not be more than $17,500 in any quarterly period. Once the limit has been reached, all subsequent optional cash payments will be returned to the participant. For purposes of this limitation, all Plan accounts under common control or management will be aggregated and deemed to be one account. The Agent will purchase as many whole shares and fractional shares (computed to four decimal places) of Common Stock as can be purchased with the amount submitted.

An optional cash payment may be made by a Participant and an initial investment may be made by a Customer or Employee when enrolling by enclosing a check payable to the Agent with the Enrollment Form. Thereafter, check investments may be made only through the use of cash payment forms which are attached to those statements of account sent to Participants periodically by the Agent. The same amount of money need not be invested each time and there is no obligation to make any optional cash payments. However, each optional cash payment must be at least $50.

16. (a) Optional cash payments by Participants will be invested as of the Optional Cash Investment Date which is normally the fifteenth (15th) day of the month. If the 15th day of the month falls on a Saturday, Sunday, or other day on which the Nasdaq Stock Market, LLC is closed, or on which trading is suspended, the Optional Cash Investment Date will normally be the next trading day. Optional cash payments will be invested as of the next Optional Cash Investment Date (or as soon as practicable thereafter) if the payment is received by the Agent at least five (5) business days prior to said Optional Cash Investment Date. Optional cash payments received after that date will be held by the Agent until the next Optional Cash Investment Date. A Participant desiring to make optional cash purchases on an Optional Cash Investment Date may do so by or automatic account withdrawal or by check made payable to the Agent, for the amount he or she wishes to invest, in an amount not less than $50 for any single investment or more than $17,500 during any calendar quarterly period. No interest will be credited or paid on payments received or held by the Agent under the Plan.

(b) Initial investments received from Customers or Employees prior to the record date for the next dividend will be invested on the next Optional Cash Investment Date. Initial Investments received after such record date will be held by the Agent and not invested until the Optional Cash Investment Date following the next record date.

(c) Optional cash payments received prior to the record date for the next dividend payment date from holders of Common Stock who are not then Participants will be invested as of the Optional Cash Investment Date following the dividend payment date. Any said optional cash payments received after said record date will similarly be held by the Agent and not invested until the Investment Date following the second dividend payment date after such record date.

No interest will be paid by the Company or the Agent on Optional Cash Payments or initial investment.

If a Participant, Customer or Employee submits funds to purchase stock and then wishes to have it returned rather than invested, the Agent will not be obligated to return such funds unless a written request that they be returned is received at least 48 hours prior to the next applicable Investment Date.

17. All dividends paid on shares acquired through optional cash payments and initial investments, so long as the shares are held in the Participant’s Plan account, will be automatically reinvested in shares of Common Stock. If certificates (or electronic book entries) for shares acquired through optional cash payments or initial investments by Customers, Employees or Other Persons are issued to the Participant, the dividends paid on such shares will continue to be reinvested unless the Participant elects to have them paid in cash by submitting a new Enrollment Form to the Agent.

18. Optional cash payments can be made as follows:

(a) Check. Optional cash payments and initial investments may be made by personal check payable in U.S. dollars to the Agent. Checks must be drawn against U.S. banks. Optional cash payments must be mailed to the Agent together with the cash payment form attached to a Participant’s statement of account. Cash payments forwarded to any address other than that of the Agent as specified in the Prospectus relating to this Plan do not constitute valid delivery. Additional cash payment forms are available upon request from the Agent.

In the event that any check is returned unpaid for any reason, the Agent (i) charge the Participant an administrative fee of $25.00 for each check that is returned unpaid and (ii) consider the request for investment of such funds void and without effect and will immediately remove from the Participant’s account any shares purchased upon the prior credit of such funds. The Agent may then sell such shares to satisfy any uncollected amounts. If the net proceeds of the sale of such shares are insufficient to satisfy the balance of the uncollected amounts, the Agent will be entitled to sell additional shares from the Participant’s account to satisfy the uncollected balance.

(b) Automatic Deductions from a Bank Account. Optional monthly cash purchases of a specified amount (not less than $50 or more than $17,500 per calendar quarter) can be made automatically by electric funds transfer from a predesignated U.S. bank account. The predesignated bank must be a member of the Automated Clearing House (ACH) system in order to participate.

To initiate automatic monthly deductions, a Participant must complete and sign an Automatic Deduction Form and return it to the Agent with the requested information. Forms will be processed and will become effective as promptly as practicable. To be effective with respect to a particular Optional Cash Investment Date, completed forms must be received by the Agent at least twenty-five (25) days prior to that Optional Cash Investment Date. The Agent will make the necessary arrangements with the Participant’s bank to deduct the authorized amount on or about the 1st business day of the month.

(c) Optional cash payments can also be made via bank draft or scheduled for automatic monthly deductions online via the Plan Agent’s website at http://shareholder.broadridge.com/ctwater/. A Participant should follow the on screen instructions in order to gain access to his or her account.

Once automatic monthly deductions commence, funds in the amount elected by the Participant will be drawn from the Participant’s designated bank account on or about the 1st business day preceding the Optional Cash Investment Date and will be invested in Common Stock beginning on that Optional Cash Investment Date. A Participant will not be required to write any additional checks or mail any additional forms.

Participants may change automatic monthly deductions by completing and submitting to the Agent a new Automatic Deduction Form. Automatic monthly deductions may be terminated at any time by written notice to the Agent. To be effective with respect to a particular Investment Date, the Automatic Deduction Form or termination notice must be received by the Agent no later than ten (10) days prior to said Optional Cash Investment Date.

Participants may contact the Company to obtain an Automatic Deduction Form.

19. There are no brokerage fees when shares are purchased under the Plan. Additionally, all general costs of administration of the Plan are to be paid by the Company. However, if a Participant requests that the Agent sell any of the shares credited to such Participant’s account under the Plan, the Participant will pay a flat fee of $15 per sale, See Sections 28 and 29 regarding fees assessed for sales of Common Stock; Section 29 regarding charges for withdrawal from the Plan; and Section 25 regarding fees for maintaining an IRA account under the Plan.

Any brokerage commission and services charges paid by the Company on a Participant’s behalf will constitute dividend income. The Agent will include such amounts, if any, on any annual information return filed with the Internal Revenue Service, a copy of which will be mailed to the Participant.

20. Participants who wish to avail themselves of the safekeeping feature of the Plan should send their certificates to the Plan Agent at the address shown in Section 6 above. Certificates should be sent by registered or certified mail, return receipt requested, accompanied by a completed Enrollment Form specifying that (i) the shares are furnished for safekeeping, and (ii) dividends on all or a portion of such shares are to be either reinvested pursuant to the Plan or paid in cash. The Agent will confirm the receipt of any certificates which are delivered for safekeeping. Shares deposited for safekeeping must remain in a Participant’s account for sixty (60) days before they can be sold.

21. Each Participant will be sent a quarterly statement (monthly if any optional cash payments were invested in such month) of his or her account showing dollars invested, shares purchased, the purchase price, the number of shares purchased, deposited for safekeeping, sold, transferred, or withdrawn and total shares held for him or her in the Plan. All year-to-date transactions in the account will be included. These statements are a Participant’s continuing record of the cost of his or her purchases and should be retained permanently for federal income tax purposes. The Agent will also send each Participant a confirmation promptly after enrollment and the purchase of shares with an accompanying initial investment or optional cash purchase. In addition, each Participant will receive the most recent prospectus or supplement relating to the Plan and copies of the same communications sent to every other holder of the

Company’s Common Stock, including the Company’s interim reports, annual report, notice of annual meeting and proxy statement, and federal income tax information for reporting dividends paid and dividends reinvested.

22. Dividends are normally paid and/or invested on the 15th day of March, June, September and December. If the 15th falls on a Saturday, Sunday, or other day on which the Nasdaq Stock Market, LLC is closed, or on which trading is suspended, the dividend payment date will normally be the next trading day.

23. Dividends will be earned on full shares and any fraction of a share credited to a Participant’s account.

24. Normal dividend payment dates are the 15th day of March, June, September and December. To receive the dividend, a person must be a shareholder of record on the record date for a dividend as set by the Board of Directors (normally the record date is on or around the 1st day of March, June, September and December) so as to allow a sufficient time for the Company to process dividend payments. Optional Cash Investment Dates are normally the fifteenth (15th) day of each month. Thus, shares of Common Stock purchased with optional cash payments in any month in which dividends are paid will not be entitled to such dividend payment. Further, although the Investment Date with respect to reinvestment of dividends will normally be on or around the dividend payment date, if said Investment Date and dividend payment date were the same, the Participant would not be entitled to any dividend payment with respect to the Common Stock purchased on said Investment Date.

25. The Plan allows individual Participants to establish an IRA and to make Plan purchases through the IRA. Participants must make their own arrangements to establish an IRA.

All IRA Participants will operate through an IRA trustee or custodian rather than the Agent with respect to their IRA accounts. Thus, for purposes of an IRA account, references in this Plan to the Participant mean the IRA trustee or custodian. All payments and instructions and requests relating to Plan transactions for the IRA must be forwarded to the IRA trustee or custodian and not to the Agent. The IRA trustee or custodian will work directly with the Agent in establishing, giving instructions, making payments, and otherwise effecting Plan transactions with respect to each IRA account.

An initial set up fee, an annual administrative fee, and other fees may be charged by a trustee or custodian for maintaining the IRA.

26. Normally, certificates for shares of Common Stock purchased under the Plan will not be issued to Participants. The number of shares credited to an account under the Plan and the number of shares deposited by a Participant with the Agent for safekeeping will be shown on the Participant’s statement of account. This service protects against loss, theft, or destruction of share certificates.

Upon written request of a Participant to the Agent, certificates representing any number of whole shares credited to his or her account under the Plan will be issued to him or her, even though such Participant wishes to remain in the Plan, upon payment of a $10.00 administration fee. Withdrawal of shares in certificate form in no way affects dividend investment. A new certificate will be mailed to a Participant promptly after receipt of the request by the Agent. In such event, any remaining full shares for which certificates are not requested and any fractional shares will continue to be credited to the Participant’s account under the Plan.

If a Participant’s request is received less than five (5) business days prior to a cash dividend record date, that cash dividend will be reinvested for the Participant’s account and the certificate withdrawal will be processed thereafter.

Certificates for fractional shares will not be issued under any circumstances.

27. Accounts under the Plan are maintained in the names in which certificates for shares of Common Stock of Participants were registered at the time they entered the Plan. Consequently, certificates (or electronic book entries) for whole shares will be similarly registered when issued.

28. Participants may request the Agent to sell any number of whole shares held in their Plan accounts by giving written instructions to the Agent. Such instructions may be delivered via handwritten request to be faxed to the Agent’s attention at facsimile no. (215) 553-5402, or a request submitted through the Plan Agent’s website at http://shareholder.broadridge.com/ctwater/. The Agent will make the sale as promptly as practicable, and in no event later than ten (10) business days following receipt of the request. The Participant will receive the proceeds, less an administrative fee of $15.00 per transaction payable to the Agent when selling shares. Net proceeds of shares sold through the Plan will be paid to the Participant by check. No check will be mailed prior to settlement, which typically occurs three (3) business days after the sale of shares.

No Participant shall have the authority or power to direct the date or price at which Common Stock may be sold. Requests must indicate the number of shares to be sold and not the dollar amount to be attained. Any request that does not clearly indicate the number of shares to be sold will be returned to the Participant with no action taken. A request to sell all shares held in a Participant’s account will be treated as a withdrawal from the Plan.

29. In order to withdraw from the Plan, a Participant must notify the Agent in writing that he or she wishes to withdraw. Participants’ requests to withdraw from the Plan will not be processed between a dividend record date and a dividend payable date. Participants will be charged an administrative fee of $35.00 per transaction when withdrawing shares from the Plan. If the fee is not paid by the Participant concurrently with the request for withdrawal, the Agent may sell shares to satisfy such charges. When a Participant withdraws from the Plan or upon termination of the Plan by the Company, certificates (or electronic book entries) for whole shares credited to the Participant’s account under the Plan will be issued and cash will be remitted for any fractional share. If, upon withdrawal from the Plan, the Participant desires to sell all shares credited to his or her account under the Plan, such desire must be specified in his or her request to the Agent for withdrawal. If the Participant requests such sale or a sale is necessary to pay the withdrawal charge, the sale will be made by the Agent at the market price at the time of sale, within ten (10) trading days after receipt of the request. The Participant will receive the proceeds of the sale less the $15.00 administrative fee.

30. A Participant may cancel and will be deemed to have canceled his or her reinvestment of dividends as of an Investment Date if written notice of withdrawal from the Plan is received by the Agent at least five (5) days prior to the record date of the dividend (see Section 6). All subsequent dividends will be paid in cash to the shareholder unless he or she re-enrolls in the Plan pursuant to the procedures outlined in Sections 5 and 6. If notice of said withdrawal is received by the Agent less than five (5) days prior to record date with respect to reinvestment of dividends, any dividends paid on said payment date will be invested for the Participant’s account. A Participant who withdraws from the Plan may not join again for 12 months unless the Company consents.

If notice of said withdrawal is received by the Agent less than fifteen (15) days prior to an Optional Cash Investment Date but at least forty-eight (48) hours prior to said Optional Cash Investment Date, any optional cash payments received prior to receipt of such request will be returned to the Participant. If such notice of withdrawal is received by the Agent less than fifteen (15) days prior to an Optional Payment Date and less than forty-eight (48) hours prior to said Investment Date, any optional cash payments received prior to receipt of such request will be invested for the Participant’s account on said Optional Cash Investment Date.

If notice of said withdrawal is received by the Agent prior to an Optional Cash Investment Date any optional cash payments received will be invested for the Participant’s account on said Optional Cash Investment Date. The next dividend and all subsequent dividends will be paid to such shareholder in cash unless he or she re-enrolls in the Plan pursuant to the procedures outlined in Sections 5 and 6.

31. Participation in the Plan is subject to the payment by Participants of certain fees as outlined below:

Sales Fee	$15.00
Plan Termination Fee	$35.00
Fee for Insufficient Funds or Rejected Automatic Deductions	$25.00
Certificate Issuance Fee	$10.00

A Participant who wishes to discontinue the automatic reinvestment of the dividends on the shares held outside the Plan may do so, without withdrawing from the Plan, by filing a new Enrollment Form to change his or her method of participation. However, the dividends on the shares held in the Plan account will continue to be reinvested.

32. If a Participant does not own at least one whole share registered in the Participant’s name or held through the Plan, the Participant’s participation in the Plan may be terminated. The Company may also terminate any Participant’s participation in the Plan after written notice in advance mailed to such Participant at the address appearing on the Agent’s records. Participants whose participation in the Plan has been terminated will receive certificates (or electronic book entries) for whole shares held in their accounts and a check for the cash value of any fractional shares held in their Plan accounts. The value of fractional shares will be based upon the market price of the Common Stock at the time payment is made.

33. If a Participant disposes of some or all shares of the Company’s Common Stock registered in his or her name, that transfer will not affect participation in the Plan. The Agent will continue to reinvest the dividends on the shares credited to the Participant’s account under the Plan until notified by such Participant that he or she wishes to withdraw from the Plan. However, if less than one whole share is held in the Plan account, the Participant will receive a cash payment for the fractional share, and the Plan account will be closed.

34. Subject to compliance with all applicable laws, a Participant may transfer ownership of some or all of his or her Plan shares by sending the Plan Agent written, signed transfer instructions. The Participant will be responsible for any applicable taxes in connection with the transfer. Signatures of all registered holders of our Common Stock must be “Medallion Guaranteed” by a financial institution participating in the Medallion Guarantee program. The Medallion Guarantee program ensures that the individual signing is in fact the owner as indicated on the participant’s account.

Participants may transfer shares to new or existing shareholders. If a Participant intends to open a new Plan account for the transferee, the Participant must include a completed Enrollment Form with the gift/transfer instructions; however, a new Plan account will not be opened as a result of a transfer of less than one (1) whole share, unless the Participant (i) authorize the reinvestment of dividends on the shares to be transferred and (ii) include an optional cash payment with the Participant’s transfer instructions sufficient to purchase the initial share required to enroll.

35. A Participant’s entitlement in a rights offering will be based upon his or her total holdings—just as his or her dividend is computed each quarter. Rights on shares of stock registered in the name of a Participant, as well as on whole shares credited to the Participant’s account under the Plan, will be mailed directly to the Participant in the same manner as to holders of stock not participating in the Plan. Any rights based on a fraction of a share held in a Participant’s account will be sold by the Agent, if transferable, and the net proceeds will be invested in the same manner as an optional cash payment as of the next Investment Date.

36. Any stock dividends or split shares distributed by the Company on shares credited to the account of a Participant under the Plan will be added to the Participant’s account. Stock dividends or split shares distributed on shares held in the Plan but registered in the name of the Participant will also be added to the Participant’s account; separate certificates for such shares will not be mailed directly to the Participant.

37. Proxy materials will be sent to Participants in connection with any annual or special meeting of shareholders. Any shares held in a Participant’s account will be voted by the Agent in accordance with the Participant’s direction. In the event that the Participant does not direct the Agent, the Agent will vote or not vote shares held in a Participant’s account as it deems proper. The total number of shares held in a Participant’s account may also be voted in person at the meeting.

38. In the case of those foreign holders of shares of the Company’s Common Stock whose dividends are subject to United States income tax withholding, the Agent will invest in such Common Stock an amount equal to the dividends to be reinvested less the amount of tax required to be withheld. The statements confirming purchases made for such foreign Participants will indicate the gross amount of dividends received and the net amount invested. Optional cash payments received from foreign Participants must be made in U.S. dollars and will be invested in the same manner as payments from the other Participants. Participants requesting payments in other currencies will be responsible for foreign fees charged by the Transfer Agent.

39. The Company and the Agent in administering the Plan will not be liable for any act done in good faith or for any good faith omission to act including, without limitation, any claim or liability arising out of failure to terminate a Participant’s account upon such Participant’s death, or with respect to the prices at which shares are purchased or sold for the Participant’s account and/or the times when such purchases or sales are made, or with respect to any fluctuation in the market value before or after purchase or sale of shares, or with respect to the tax treatment of dividends reinvested under the Plan. The Plan’s limitations on liability would not preclude a Participant, acting as a shareholder of the Company rather than as a Participant, from taking appropriate action based upon alleged violations of federal securities laws. The Agent reserves the right to resign at any time upon sixty (60) days’ notice to the Company in writing.

The Participant should recognize that the Company cannot assure him or her of a profit or protect him or her against a loss on the shares purchased or sold under the Plan.

40. Notwithstanding any other provision of the Plan, the Board of Directors of the Company may modify, amend, supersede, suspend, or terminate the Plan (and the Company may modify, suspend or eliminate any purchase price discount) at any time, including the period between a dividend record date and a dividend payment date or the period within fifteen (15) days of an Investment Date. The Company or the Agent may also, from time to time, increase or modify the fees set forth in this Plan. The Board of Directors may increase the number of shares which may be issued by the Company under the Plan, but may not increase the number of authorized shares of Common

Stock without shareholder approval. Notice of any material amendment or modification, or any superseding, suspension or termination of the Plan, will be mailed to all Participants. No such event will affect any shares then credited to a Participant’s account. Upon any whole or partial termination of the Plan, certificates (or electronic book entries) for whole shares credited to a Participant’s account under the Plan will be issued to the Participant and a cash payment will be made for any fraction of a share.

41. The Company reserves the sole right, in its sole discretion, to interpret and regulate the Plan. If it appears to the Company that any Participant is using or contemplating the use of the Plan in a manner or with an effect that, in the sole judgment and discretion of the Company, is not in the best interests of the Company or its other shareholders, then the Company may decline to issue all or any portion of the shares of Common Stock for which any payment by or on behalf of such Participant is tendered. Such payment (or the portion thereof not to be invested in shares of Common Stock) will be returned by the Company as promptly as practicable, without interest. Under such circumstances the Company may also act to terminate participation by such Plan Participant.

42. Shares credited to a Participant’s Plan account may not be pledged or assigned, and any such purported pledge or assignment will be void. If a Participant wishes to pledge or assign such shares, a certificate for them must first be issued in his or her name.

43. The officers of the Company are authorized to take such actions to carry out the Plan as may be consistent with its terms and conditions.

44. The terms and conditions of the Plan and its operations shall be governed by and construed in accordance with the laws of the State of Connecticut.

45. The Company’s obligation to issue Common Stock under the Plan is subject to having in effect an effective registration statement under the Securities Act of 1933, covering such shares, and any required registrations under the state Securities or “Blue Sky” laws.

46. This Third Amended and Restated Plan was approved by the Board of Directors on August 11, 2017 and shall be effective as of August 11, 2017.